GREAT AMERICAN FINANCIAL RESOURCES, INC. AND SUBSIDIARIES

         EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                  (In millions)

                                                   Year Ended December 31,
                                                    2000    1999     1998

   Income before income taxes, extraordinary
     item and accounting changes                  $ 81.1  $ 92.0   $143.9
   Plus dividends from affiliate                      -      0.5      0.5
   Plus minority interest in subsidiaries
     having fixed charges                             -      1.0       -
   Fixed charges:
     Interest and other debt expenses               13.8    11.9     10.8
     Preferred dividends of subsidiary trusts       18.4    18.6     19.0
     One-third of rentals                            2.0     1.9      1.7
        Earnings                                  $115.3  $125.9   $175.9

   Fixed charges:
     Interest and other debt expenses             $ 13.8  $ 11.9   $ 10.8
     Preferred dividends of subsidiary trusts       18.4    18.6     19.0
     One-third of rentals                            2.0     1.9      1.7
        Fixed charges                             $ 34.2  $ 32.4   $ 31.5


   Ratio of earnings to fixed charges                3.4     3.9      5.6

   Earnings in excess of fixed charges            $ 81.1  $ 93.5   $144.4



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